UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Notice to Shareholders of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: December 18, 2013

Item 1

Grupo Financiero Santander México, S.A. B. de C.V.

NOTICE

The shareholders of Grupo Financiero Santander México, S.A. B. de C.V., are hereby informed that:

The Ordinary Shareholders’ Meeting held on August 20, 2013 approved the payment of a cash dividend in the amount of Ps.4,900,000,000.00 (Four thousand nine hundred million 00/100 Mexican Pesos) out of prior years’ results to be made on February 25, 2014.

The Ordinary and Extraordinary Shareholders’ Meeting held on December 13, 2013 approved a change in the payment date of the cash dividend referred to above, such that payment of such dividend will be made on December 27, 2013, with the understanding that such dividend will be distributed to Shareholders in proportion to the number of shares they hold, at the ratio of Ps.0.7220328411 per share.

In addition, the Ordinary and Extraordinary Shareholders’ Meeting approved the payment of a cash dividend to Shareholders in the amount of Ps.12,000,000,000.00 (twelve thousand million 00/100 Mexican Pesos) out of prior years’ results to be distributed to Shareholders in proportion to the number of shares they hold, at the ratio of Ps.1.7682436930 per share.

Considering the above, the total amount of the dividend to be paid is Ps.16,900,000,000.00 (sixteen thousand nine hundred million 00/100  Mexican Pesos).

By virtue of the foregoing, the Shareholders of the Company are hereby informed that the amount to be paid for such dividends will be available as from December 27, 2013 through S.D Indeval Institución para el Depósito de Valores, S.A. de C.V., in México, D.F., without requiring the presentation of coupons.

México, D.F., December 18, 2013

_______________________________
Lic. Alfredo Acevedo Rivas
Secretary of the Board of Directors